January 15, 2010

BY ELECTRONIC TRANSMISSION

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Cicely LaMothe

Re:	Siebert Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008,
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 001-32248

Ladies and Gentlemen:

          On December 23, 2009, Siebert Financial Corp. (the “Company”) received comments from the Commission’s staff (the “Staff”) regarding the Form 10-K for the year ended December 31, 2008 that the Company previously filed on March 31, 2009 and the Form 10-Q for the quarter ended September 30, 2009 previously filed on November 16, 2009. The Company’s responses to the comments received on December 23, 2009 appear below. The Staff’s comments are reprinted below followed by the Company’s responses.

Special Note Regarding Forward-Looking Statements, page 2

1. We note your reference to the Private Securities Litigation Reform Act. of 1995. Please refer to Section 27A of the Securities Act and advise us as to why you believe you are eligible to take advantage of the safe harbors provided by the PSLRA or, alternatively, remove your reference to the PSLRA in future filings.

Response: We believe we are eligible to take advantage of the provisions of the PSLRA because we are an issuer that at all times was and is subject to the reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 and we are not subject to any Exclusion under Section 27A of the Securities Act of 1933. We are not a “penny stock” pursuant to at least the exemptions provided by Rule 3a51-1 under the Exchange Act, specifically, subsection (g) thereof as we have more than $2,000,000 in net tangible assets and have had over $6,000,000 in revenue for the last three years.

Liquidity and Capital Resources, page 19

2. We note that there was a decrease in your cash and cash equivalents in 2008 and that you experienced net loss in the same year. To the extent that these changes in your financial condition represent a trend or uncertainty that will affect your liquidity in a material way, please disclose as such. Refer to Item 303(a). Please provide this disclosure in future fillings

Response: Although the Company experienced a decrease in cash and cash equivalents and had a loss in 2008, we did not believe this represented a trend that would materially affect the Company’s liquidity. The Company will disclose significant trends in future filings.

Consolidated Statement of Operations, page F-3

3. We note that you are presenting the settlement of your lawsuit against Intuit, Inc. as a component of revenue. As it is described in Note B on page, F-10, the settlement pertains to the reversal of $2,024,000 of liabilities recognized by the company for expenses prior to December 31, 2003. Explain to us your basis in classifying this reversal as revenue as opposed to a reduction within expenses. Refer to Rule 5-03 of Regulation S-X.

Response: The Company commenced a lawsuit against Intuit, Inc. in 2003 seeking expenses and damages arising from a Joint Brokerage Service conducted under a Strategic Alliance agreement between the Company and Intuit, Inc. Through 2003, the Company had accrued $2,024,000 of expenses relating to the Joint Brokerage Service. A Stipulation and Order of Dismissal with prejudice were entered into by the Company and Intuit, Inc. in October of 2007 whereby it was agreed that no payments were required to be made by or to either party. Accordingly, the Company wrote off the old liabilities. The Company considered the Stipulation and Order of Dismissal to result in a gain on the settlement of the litigation and not a recovery of expenses. This gain was grouped with other income items in the revenue section in the Company’s statement of operations which was prepared using a single-step format. Using such format all revenue and gain items are reported in one category and all expense items are reported in a separate category.

Note I – Financial Instruments with off-balance sheet risk and concentrations of credit risk, page F-15

4. We note that in the event that customers are unable to fulfill their contractual obligations the clearing broker may charge the company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers’ obligations. Please explain to us how you account for in your financial statements your exposure relating to the risk that customers may not fulfill their contractual obligations with the clearing broker.

Response: The Company clears its securities on a fully disclosed basis through a clearing broker. Any losses that have been incurred by the clearing broker because a customer did not fulfill their obligation will be charged to the Company’s operations at the time it is probable that a liability has been incurred and the amount can be reasonably estimated.

Form 10-Q for the quarter ended September 30, 2009

5.

We note at times throughout your filing you have referred to legacy GAAP standards. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Response: The Company notes your comment and will ensure that future filings will not make reference to legacy GAAP Standards.

In addition, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further questions or need any further information regarding this filing, please call the undersigned at (212) 644-2418.

Very truly yours,

/S/ Muriel F. Siebert
Chief Executive Officer

cc:	Jeanne Rosendale, Esq.
Warren Nimetz, Esq.
Leonard Leiman, Esq.